UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                FORM U-12(I)-B (THREE-YEAR STATEMENT)


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY
     ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE
EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE
                              U-71(b).

  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1.   Name and business address of person filing statement.

     William J. Quinlan, Deputy General Counsel
     Northeast Utilities Service Company
     P.O. Box 270, Hartford, Connecticut 06141-0270

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Northeast Utilities Service Company, a subsidiary of Northeast Utilities. The Northeast Utilities Service Company provides services for Northeast Utilities and its subsidiaries.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     The undersigned is Deputy General Counsel of Northeast Utilities Service Company. He will represent Northeast Utilities system companies, as and when appropriate, in connection with matters and issues pertaining to the competitive electric and gas businesses, including the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy, the Federal Energy Regulatory Commission and Congress or some of such bodies.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

     Name of Recipient     Salary or other           Person or company
                           compensations             from whom received
                        received   to be             or to be received
                          (a)      (b)

     William J. Quinlan   $0       Cannot Determine  Northeast Utilities
                                   (estimated)       Service Company

     (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a)  Total amount of routine expenses charged to client:    None
(b)  Itemized list of all other expenses:                   No other
                                                            expenses.


Date  February 26, 2004               (Signed)  /s/ William J. Quinlan
                                                William J. Quinlan

  SEC 979 (4-02)